Exhibit 99.3

NOTICE TO HOLDERS OF WIPRO LIMITED

AMERICAN DEPOSITARY SHARES,

EACH REPRESENTING ONE EQUITY SHARE

On June 5, 2019, Wipro Limited (the “Company”) published a public announcement in India (the “Public Announcement”), providing further details on the offer to buy back up to 32,30,76,923 (Thirty Two Crores Thirty Lakhs Seventy Six Thousand Nine Hundred and Twenty Three) fully paid up equity shares of the Company of face value Rs. 2 each (the “Equity Shares”), at a price of Rs. 325 per Equity Share (U.S. $4.681) (the “Buyback Price”) payable in cash for an aggregate amount of up to Rs. 105,00,00,00,000/- (Rupees Ten Thousand Five Hundred Crores only) (up to approximately U.S. $1.511 billion1) (“Buyback Size”) on a proportionate basis (the “Buyback”). The Company had previously provided details on the offer in the Notice of Postal Ballot sent to all holders of Equity Shares of the Company and the Company received shareholder approval of the Buyback, the results of which were announced on June 3, 2019. The Buyback will be implemented using a tender offer process, under which holders of Equity Shares as of June 21, 2019 (the “Record Date”) will be able to tender a proportionate number of their Equity Shares to the Company at the Buyback Price. The number of shares each holder of Equity Shares is entitled to tender will be calculated based on the number of Equity Shares held by the respective shareholder on the Record Date and the entitlement ratio of the Buyback applicable to each shareholder. The final number of shares the Company will purchase from each holder of Equity Shares will be based on the total number of shares tendered. Accordingly, the Company may not purchase all of the shares tendered by a holder of Equity Shares. The full terms and conditions of the Buyback will be contained in a letter of offer after all regulatory approvals are received (the “Letter of Offer”), which will be dispatched to holders of Equity Shares as of the Record Date. The Letter of Offer is currently in draft stage and will be submitted to the Securities and Exchange Board of India (“SEBI”) for review and comments within 5 working days of the public announcement and will be issued in final form only after comments from SEBI have been received. The Company anticipates that the offering period for the Buyback may commence in July 2019, subject to approval by SEBI.

Holders of American Depositary Shares (“ADSs”) of the Company, (each a “Holder” or collectively, “Holders”), each representing one Equity Share, evidenced by American Depositary Receipts (“ADRs”), will not be eligible to tender ADSs in the Buyback. In order for such Holders to participate in the Buyback, they must become direct holders of Equity Shares as of the Record Date. They, therefore, need to i) establish an account with a bank, broker or other nominee in India sufficiently in advance of the Record Date to receive the withdrawn Equity Shares in DR type electronic dematerialized form (“Brokerage Account”) prior to the Record Date, (ii) submit the desired number of ADSs to JPMorgan Chase Bank, N.A., as ADR depositary (the “Depositary”) for cancellation and withdraw the underlying Equity Shares no later than 12:00 noon New York City time on June 17, 2019 (the “Equity Share Withdrawal”) and iii) after receiving the Equity Shares in the Brokerage Account, tender into the Buyback any or all of such withdrawn Equity Shares when the offering period for the Buyback commences. Equity Shares may only be delivered to a DR type demat account. In order to receive the underlying Equity Shares, the Brokerage Account must be a DR type demat account. YOU MUST BE A HOLDER OF EQUITY SHARES AS OF THE RECORD DATE TO PARTICIPATE IN THE BUYBACK. The Depositary will charge such Holder a fee of U.S. $0.05 for each ADS surrendered for cancellation. These fees are payable whether or not the withdrawn Equity Shares are accepted for tender in the Buyback. See “Procedures for Equity Share Withdrawal” below.

[1]	The U.S. dollar amounts are based on the exchange rate of Rs. 69.51/USD as of April 16, 2019 (Source: http://www.federalreserve.gov/releases/h10/hist/dat00_in.htm).

Prior to submitting any ADSs for withdrawal, you should consult with your financial and tax advisors and ensure that you have a Brokerage Account in India that can take delivery of the Equity Shares. Certain figures contained in this document have been subject to rounding-off adjustments. All decimals have been rounded off to two decimal points. You should also be aware of the following:

•

The Buyback Price is a 13.59% premium to the volume weighted average market price of an ADS on the New York Stock Exchange (the “NYSE”) for the 60 trading days preceding the date of notice to the Indian Stock Exchanges (as defined below) of the board meeting to consider the proposal of the Buyback, i.e., April 10, 2019.

•

The Buyback Price is a 14.82% premium to the volume weighted average market price of an ADS on the NYSE for the 10 trading days preceding the date of notice to the Indian Stock Exchanges (as defined below) of the board meeting to consider the proposal of the Buyback, i.e., April 10, 2019.

•	Participating in the Buyback may result in Holders receiving less proceeds than what they could have received, had they sold the ADSs on the NYSE.

•	Upon withdrawal of the Equity Shares underlying the ADSs, an Equity Holder will not be able to re-deposit the Equity Shares into the ADR program to receive ADSs.

•	Equity Shares must be held in a brokerage account in India and such Equity Shares cannot be traded on the U.S. exchange, i.e., the NYSE.

**	All amounts based on the exchange rate of Rs. 69.51/USD as of April 16, 2019, as published by the Federal Reserve Board of Governors.

The anticipated timetable for the Buyback, and certain considerations for Holders, is outlined below, including the price history of the Equity Shares and the ADSs, the procedures for an Equity Share Withdrawal and certain tax considerations relevant to an Equity Share Withdrawal and the Buyback.

There is no guarantee that any Holder that submits its ADSs for cancellation and withdrawal of the underlying Equity Shares will be able to tender successfully into the Buyback any or all of such Equity Shares. Equity Shares that are not accepted in the Buyback will remain outstanding, and the rights and obligations of any holder of such Equity Shares will not be affected. Because of the terms of the Deposit Agreement dated October 19, 2000, and as amended, by and among the Company, the Depositary and the holders from time to time of ADRs (the “Deposit Agreement”) and uncertainties in Indian law, holders of Equity Shares do not currently have any right to re-deposit such Equity Shares to receive ADSs, and will not be entitled to any other rights or obligations of a Holder, even if such Equity Shareholder previously held ADSs. Equity Shares trade on National Stock Exchange of India Limited (the “NSE”) and the BSE Limited exchange in India (the “BSE”, and together, the “Indian Stock Exchanges”), but do not trade on U.S. exchanges.

The full terms and conditions of the Buyback will be contained in the Letter of Offer, which will be dispatched to holders of Equity Shares as of the Record Date. The Letter of Offer will also be available on www.wipro.com. The Letter of Offer is currently in draft stage and will be submitted to SEBI for review and comments and will be issued in final form only after comments from SEBI have been received. Any informational documents related to the Buyback that are published or disseminated by the Company will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form CB no later than the business day after the relevant documents are published or otherwise disseminated by the Company in India. Documents furnished to the SEC can be viewed on the SEC’s website at www.sec.gov when they are filed.

Each Holder that requests that the Depositary effect an Equity Share Withdrawal will be deemed to have acknowledged, represented to, warranted and agreed with the Company that such Holder has sufficient information on the Company and the terms of the Equity Share Withdrawal so as to enable such Holder to decide whether to effect an Equity Share Withdrawal.

Holders who wish to retain their ADSs do not need to take any action. The implications of effecting an Equity Share Withdrawal will depend on individual circumstances. HOLDERS SHOULD CONSULT THEIR OWN LEGAL, FINANCIAL AND TAX ADVISORS BEFORE REQUESTING THAT THE DEPOSITARY EFFECT AN EQUITY SHARE WITHDRAWAL.

Timeline for Equity Share Withdrawal

Event	Date*
Date of approval of the Buyback by the board of directors of the Company	April 16, 2019
Date of declaration of results of special resolution of the shareholders approving the Buyback	June 3, 2019
Date of publication of the Public Announcement of the Buyback in India	June 5, 2019
ADS cancellation materials must be received by the Depositary no later than 12:00 noon New York City time	June 17, 2019
Record Date for the Buyback	June 21, 2019

*	In New York City time, unless otherwise specified.

Procedures for Equity Share Withdrawal

A registered Holder may surrender such ADSs to the Depositary for cancellation along with the requisite fees, charges and expenses and a written order directing the Depositary to cause the Equity Shares represented by the ADSs to be withdrawn and delivered to, or upon the written order of, any person designated in such order (the “Withdrawal Order”). Persons holding their ADSs through a bank, broker or other nominee must request such bank, broker or other nominee to surrender the ADSs to be cancelled, pay the requisite fees, charges and expenses to the Depositary and provide the Depositary with the Withdrawal Order in order to withdraw the Equity Shares represented by such cancelled ADSs. If you surrender ADSs and withdraw shares, you will be:

•	required to establish a Brokerage Account and may incur customary fees, charges and expenses in connection therewith; and

•	liable for a fee of U.S. $0.05 for each ADS surrendered in an Equity Share Withdrawal, whether or not the withdrawn Equity Shares are submitted or accepted for tender in the Buyback.

The Depositary will NOT assist Holders or other persons in establishing accounts in India. Holders are also advised that if delivery of the related Equity Shares cannot be completed within 72 hours of the first presentment of a given cancellation request by reason of improper delivery instructions, local market requirements or reason other than the gross negligence or willful misconduct of the Depositary, the presenter of such ADSs will be deemed to have not presented such ADSs for cancellation and such ADSs will be credited or returned to such Holder accordingly. As no cancellation will be deemed to have been presented, a portion of any cancellation fees theretofore paid may be retained by the Depositary to cover any costs the Depositary may have incurred in attempting delivery of Equity Shares. As a result, it is recommended that any party surrendering ADSs for cancellation consult with their local market agent to ensure that delivery instructions are properly provided and that any and all local market requirements have been satisfied to allow for timely delivery of Equity Shares.

Each Holder that wishes to effect an Equity Share Withdrawal will be responsible for setting up its own Brokerage Account, including providing any necessary documentation and know your customer documentation. A withdrawing Holder will also be solely responsible for its ADS cancellation fees and any other fees, charges and expenses of the Depositary and its agents.

To be a holder of Equity Shares on the Record Date and be eligible to participate in the Buyback, a registered Holder must submit to the Depositary the Withdrawal Order, the ADS cancellation fees and any fees, changes and expenses owing under the Deposit Agreement no later than 12:00 noon New York City time on June 17, 2019.

Before the Depositary will permit withdrawal of Equity Shares, the Depositary may require:

•	payment of its fees;

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any deposited securities;

•	production of satisfactory proof of the identity of any signatory and genuineness of any signature or other information it deems necessary; and

•

compliance with applicable laws and regulations, provisions of the Company’s charter and resolutions of the Company’s board of directors, and regulations it may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.

The Holders are solely responsible for taking all of the steps and meeting all of the requirements necessary to effect an Equity Share Withdrawal.

Price History and Stock Exchanges

The Equity Shares are traded on the Indian Stock Exchanges. The ADSs are traded in the United States on the NYSE, under the ticker symbol “WIT”. The following table sets forth for the periods indicated the price history of the Equity Shares on the Indian Stock Exchanges and ADSs on the NYSE. The stock prices for prior periods have been restated to reflect stock dividends issued by the Company from time to time.

	BSE				NSE				NYSE
	Price per Equity Share				Price per Equity Share				Price per ADS
	High (Rs.)	Low (Rs.)	High (US$)	Low (US$)	High (Rs.)	Low (Rs.)	High (US$)	Low (US$)	High (US$)	Low (US$)
April 1, 2019 through May 31, 2019	299.25	254.90	4.30	3.66	299.45	254.95	4.30	3.66	4.63	4.00
Fiscal year ended March 31, 2019	297.00	190.13	4.29	2.75	291.71	190.13	4.22	2.75	4.35	3.38
Fiscal year ended March 31, 2018	251.06	181.78	3.86	2.79	250.50	181.13	3.85	2.78	4.80	3.56
Fiscal year ended March 31, 2017	227.53	153.75	3.51	2.37	227.63	153.04	3.51	2.36	4.91	3.38
Fiscal year ended March 31, 2016	238.39	190.84	3.60	2.88	238.67	190.46	3.60	2.87	5.06	4.00
Fiscal year ended March 31, 2015	253.84	178.26	4.07	2.86	254.10	178.01	4.08	2.86	5.32	4.07

The U.S.$ figures under BSE and NSE columns denote the Equity Share price in Indian rupees converted to U.S. dollars at the rate of exchange of U.S. $1 = Rs. 62.31 for the year ended March 31, 2015, U.S. $1 = Rs. 66.25 for the year ended March 31, 2016, U.S. $1 = Rs. 64.85 for the year ended March 31, 2017, U.S. $1 = Rs. 65.11 for the year ended March 31, 2018, U.S. $1 = Rs. 69.16 for the year ended March 31, 2019 and U.S. $1 = Rs. 69.63 for the period starting from April 1, 2019 through May 31, 2019.2

The volume weighted average closing price of the ADSs on the NYSE for 60 trading days and 10 trading days preceding the date of notice to the Indian Stock Exchanges of board meeting to consider the proposed Buyback, i.e., April 10, 2019, was US$4.12 (approx. Rs. 286.38) and U.S. $4.07 (approx. Rs. 282.91), respectively. The closing price of the ADSs on the NYSE on the date of the board meeting approving the Buyback, i.e., April 16, 2019 was U.S. $4.24 (approx. Rs. 294.72). The Indian Rupee amounts are based on the exchange rate of Rs. 69.51/USD

[2]	Source: https://www.federalreserve.gov/releases/h10/hist/dat00_in.htm as on April 16, 2019.3 To the extent available, Holders are urged to obtain additional current market information and quotations for the Equity Shares, and for the ADSs, before making any decision with respect to an Equity Share Withdrawal or the Buyback. Equity Shares do not trade on the NYSE or any other U.S. stock exchange.

Payment of the Buyback Price – Foreign Exchange Rates

As stated in the Public Announcement, the Buyback Price will be paid in Indian rupees. Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Buyback Price. The Company will not make any conversion of the Buyback Price to U.S. dollars. On April 16, 2019, the certified foreign exchange rate published by the Federal Reserve Board of Governors was U.S. $1 = Rs. 69.51. Shareholders are urged to obtain current exchange rate information before making any decision with respect to the Buyback.

Certain Tax Consequences of the Buyback for Non-Resident Shareholders

Indian Taxation

THE SUMMARY OF THE TAX CONSIDERATIONS IN THIS SECTION ARE BASED ON THE CURRENT PROVISIONS OF THE TAX LAWS OF INDIA AND THE REGULATIONS THEREUNDER, THE JUDICIAL AND THE ADMINISTRATIVE INTERPRETATIONS THEREOF, WHICH ARE SUBJECT TO CHANGE OR MODIFICATION BY SUBSEQUENT LEGISLATIVE, REGULATORY, ADMINISTRATIVE OR JUDICIAL DECISIONS. ANY SUCH CHANGES COULD HAVE DIFFERENT TAX IMPLICATIONS.

IN VIEW OF THE PARTICULARIZED NATURE OF TAX CONSEQUENCES, SHAREHOLDERS ARE REQUIRED TO CONSULT THEIR TAX ADVISORS FOR THE APPLICABLE TAX PROVISIONS INCLUDING THE TREATMENT THAT MAY BE GIVEN BY THEIR RESPECTIVE TAX OFFICERS IN THEIR CASE, AND THE APPROPRIATE COURSE OF ACTION THAT THEY SHOULD TAKE.

THE COMPANY DOES NOT ACCEPT ANY RESPONSIBILITY FOR THE ACCURACY OR OTHERWISE OF THIS TAX SUMMARY AND THERE CAN BE NO LIABILITY ON THE COMPANY IF ANY ACTION IS TAKEN BY THE SHAREHOLDER SOLELY BASED ON THIS TAX SUMMARY.

THEREFORE, SHAREHOLDERS CANNOT RELY ON THIS ADVICE AND THE SUMMARY TAX IMPLICATIONS RELATING TO THE TREATMENT OF INCOME TAX IN THE CASE OF BUYBACK OF EQUITY SHARES LISTED ON THE STOCK EXCHANGE SET OUT BELOW SHOULD BE TREATED AS INDICATIVE AND FOR GUIDANCE PURPOSES ONLY.

General. The basis of charge of Indian income-tax depends upon the residential status of the taxpayer during a tax year. The Indian tax year runs from April 1 until March 31. A person who is an Indian tax resident is liable to taxation in India on his worldwide income, subject to certain tax exemptions, which are provided under the Income Tax Act, 1961 (the “Income Tax Act” or the “Act”).

A person who qualifies as a non-resident for Indian income-tax purposes is generally subject to tax in India only on such person’s India-sourced income or income received by such person in India. In case of shares of a company, the source of income from shares would depend on the “situs” of such shares. As per judicial precedents, generally the “situs” of the shares is where a company is “incorporated” and where its shares can be transferred. Accordingly, since the Company is incorporated in India, the Company’s shares would be “situated” in India and any gains arising to a non-resident on transfer of such shares should be taxable in India under the Income Tax Act. Further, the non-resident can avail themselves of the beneficial provisions of the Double Taxation Avoidance Agreement (“DTAA”) between India and the respective jurisdiction of the shareholder subject to meeting relevant conditions and providing and maintaining necessary information and documents as prescribed under the Income Tax Act.

[3]	Source: https://www.federalreserve.gov/releases/h10/hist/dat00_in.htm.

The Income Tax Act also provides for different tax regimes/ rates applicable to the gains arising on the buyback of shares, based on the period of holding, residential status and category of the shareholder, nature of the income earned, etc. The summary of tax implications on the buyback of equity shares on the stock exchanges in India is set out below. All references to equity shares in this note refer to equity shares listed on the stock exchanges in India unless stated otherwise.

Classification of Shareholders. Shareholders can be classified under the following categories:

a)	Resident Shareholders being:

•	Individuals, Hindu Undivided Family (HUF), Association of Persons (AOP) and Body of Individuals (BOI)

•	Indian companies

•	Others

b)	Non Resident Shareholders being:

•	Non Resident Indians (NRIs)

•	Foreign citizens

•	Foreign companies

•	Foreign Institutional Investors (FIIs) / Foreign Portfolio Investors (FPIs)

Classification of Income. Shares can be classified under the following two categories:

a)	Shares held as investment (Income from transfer taxable under the head “Capital Gains”)

b)	Shares held as stock-in-trade (Income from transfer taxable under the head “Profits and Gains from Business or Profession”)

Gains arising from the transfer of shares may be treated either as “capital gains” or as “business income” for tax purposes, depending upon whether such shares were held as a capital asset (held as investment) or trading asset (i.e., stock-in-trade). Traditionally, the issue of characterization of income arising from sale of shares has been a subject matter of litigation with the tax authorities. There have been various judicial pronouncements on whether gains from transactions in securities should be taxed as “business profits” or as “capital gains”. However, these pronouncements, while laying down certain guiding principles have largely been driven by the facts and circumstances of each case. The apex body of Income-tax administrations, i.e., Central Board of Direct Taxes (“CBDT”) has issued Circular no. 6 of 2016, as per which, if the taxpayer opts to consider the shares as stock-in-trade, the income arising from the transfer of such shares would be treated as its business income. Also, if such shares are held for a period of more than 12 months, if the taxpayer desires to treat the income arising from the transfer thereof as “capital gains”, the same shall not be put in dispute by the Tax Officer. However, the choice on characterization, once taken by the taxpayer in a particular tax year, should be consistent and shall remain applicable in the subsequent tax years as well and the taxpayer shall not be allowed to opt into a different or contrary stand in this regard.

Further, investments by FIIs/FPIs in any securities in accordance with the regulations made under the Securities Exchange Board of India Act, 1992 would be treated as capital asset under the provisions of the Income Tax Act.

Shares Held As Investment. As per the provisions of the Income Tax Act, where the shares are held as investments, income arising from the transfer of such shares is taxable under the head “Capital Gains”. Capital gains on buyback of shares of a company listed on the stock exchanges in India are governed by the provisions of section 46A of the Income Tax Act and would attract capital gains in the hands of shareholders as per provisions of section 48 of the Income Tax Act. The provisions of buy back tax under section 115QA in Chapter XII-DA of the Income Tax Act do not apply for shares listed on the stock exchange. For non-residents, capital gains would be subject to taxability under the Income Tax Act or provisions of the relevant DTAA, whichever is more beneficial. However, in order to avail the benefits of DTAA, the non-resident shareholder shall furnish a tax residency certificate (as stipulated under section 90 of the Income Tax Act).

Period of holding. Depending on the period for which the shares are held, the gains would be taxable as “short term capital gain” or “long term capital gain”:

•

In respect of equity shares of a listed company held for a period less than or equal to 12 months prior to the date of transfer, the same shall be treated as a “short-term capital asset”, and the gains arising therefrom shall be taxable as “short term capital gains” (“STCG”).

•

Similarly, where equity shares of a listed company are held for a period more than 12 months prior to the date of transfer, the same shall be treated as a “long-term capital asset”, and the gains arising therefrom shall be taxable as “long-term capital gains” (“LTCG”).

Buyback of shares through a recognized stock exchange. Where the buyback of equity shares is through a recognized stock exchange in India and such transaction is chargeable to Securities Transaction Tax (“STT”)4, the taxability for shareholders is as follows:

•	With effect from April 1, 2018, buyback of equity shares (which is subject to STT) will be taxable as LTCG in accordance with the provisions of section 112A of the Income Tax Act.

•	LTCG will be the difference between the consideration paid by the Company on buyback of equity shares and the ‘specified cost of acquisition’ of such shares.

•	The ‘specified cost of acquisition’ of the equity shares which are acquired prior to February 1, 2018 will be the higher of:

(i)	the cost of acquisition of equity shares;

and

(ii)	Lower of—

(A) the fair market value of equity shares; and

(B) the full value of consideration received or accruing as a result of the transfer of the equity shares.

•	Fair market value is defined to mean the value as on January 31, 2018 which is the highest price of the equity shares quoted on the stock exchange.

•	LTCG exceeding ₹100,000 will be subject to tax at 10% (plus applicable surcharge and cess) without any indexation benefit.

[4]

STT is a tax payable in India on the value of securities on every purchase or sale of securities that are listed on the Indian stock exchanges. Currently, the STT rate applicable on the purchase or sale of share on the stock exchanges is 0.1% of the value of the security.

•

However, in this regard, section 112A will not apply if equity shares are acquired on or after October 1, 2004 and STT was not paid except in situations provided in Notification No. 60 of 2018 dated October 1, 2018, namely:

(a) where acquisition of existing listed equity share in a company whose equity shares are not frequently traded in a recognized stock exchange of India is made through a preferential issue

The exception to (a) above are the following cases

(i)	Acquisition of shares approved by the Supreme Court, High Court, National Company Law Tribunal, Securities and Exchange Board of India or Reserve Bank of India;

(ii)	Acquisition of shares by any non-resident in accordance with foreign direct investment guidelines issued by the Government of India;

(iii)

Acquisition of shares by Category I or a Category II Alternative Investment Fund and is regulated under the Securities and Exchange Board of India (Alternative Investment Fund) Regulations, 2012 or a qualified venture capital fund referred to in section 10(23FB) or a Qualified Institutional Buyer; and

(iv)	through preferential issue to which the provisions of chapter VII of the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009 does not apply.

(b) where transaction for acquisition of existing listed equity share in a company is not entered through a recognized stock exchange in India:

The exception to (b) above are as follows:

Acquisition of listed equity shares in a company which has been made in accordance with the provisions of the Securities Contracts (Regulation) Act, 1956, and is:

(i)	by scheduled banks, reconstruction or securitization companies or public financial institutions during their ordinary course of business;

(ii)	approved by the Supreme Court, High Courts, National Company Law Tribunal, Securities and Exchange Board of India or Reserve Bank of India in this behalf;

(iii)

under employee stock option scheme or employee stock purchase scheme framed under the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines,1999;

(iv)	by any non-resident in accordance with foreign direct investment guidelines of the Government of India;

(v)	in accordance with Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulation, 2011;

(vi)	from the Government;

(vii)

by Category I or a Category II Alternative Investment Fund and is regulated under the Securities and Exchange Board of India (Alternative Investment Fund) Regulations, 2012 or a qualified venture capital fund referred to in section 10(23FB) or a Qualified Institutional Buyer, etc.

•	Where Section 112A is not applicable, LTCG will be chargeable to tax for resident Individuals at 20% with indexation or at 10% without indexation, along with the rebate as is applicable.

•

STCG on buyback of equity shares will be subject to tax at 15% under section 111A of the Income Tax Act. Rebate for resident Individuals under section 87A of the Income Tax Act is available on tax payable under section 11A of the Act.

In the case of resident Individual or HUF, the benefit of maximum amount which is not chargeable to income-tax (i.e., basic exemption limit) is required to be considered while computing LTCG or STCG taxable under section 111A or 112A of the Income Tax Act. Applicable surcharge and health and education cess are leviable in addition to the tax above (Please see below for rate of surcharge and cess).

As an overall point, since the Buyback is undertaken on a recognized stock exchange, such transaction is liable to STT. Currently, the STT rate applicable on the purchase or sale of shares on the stock exchange is 0.1% of the value of the security.

Further, resident corporate shareholders would also be subject to Minimum Alternate Tax (“MAT”) under section 115JB of the Income Tax Act at the rate of 18.50%. Foreign companies will not be subject to MAT if the country of residence of such foreign company has entered into a DTAA with India and such foreign company does not have a permanent establishment in India.

Taxation for American Depositary Shares Holders. The non-resident Holders may participate in the Buyback by submitting their ADSs to the Depositary for cancellation and withdrawing the underlying Equity Shares and then tendering those Equity Shares back to the Company for buyback through the stock exchange in India.

There can be no assurance that the Equity Shares offered by a Holder in the Buyback will be accepted. Holders are advised to consult their legal, financial and tax advisors for advice prior to participating in the Buyback, including advice related to any regulatory approvals and tax issues.

The following is a brief summary of capital gains taxation in respect of ADS (as defined in Explanation to Section 115AC or 115ACA of the Income Tax Act) issued to non-resident holders against the issue of ordinary shares of the Company:

•

There are no specific tax provisions enumerating India tax consequences on redemption of ADSs into Equity Shares. If ADSs are treated as a title receipt to underlying shares of an Indian company, there are good arguments to support that Equity Shares received by non-resident Holders upon redemption of ADSs may not be considered as transfer and hence not subject to capital gains tax in India at the point of redemption. While there are arguments in favor of the position that redemption of ADSs into equity shares should not be subject to capital gains tax, the law is not clear on this and there are no relevant tax rulings. As a result, this view is not free from doubt.

•	The period of holding of shares acquired by such non-resident Holders on redemption of ADSs would be reckoned from the date on which a request for such redemption was made.

•

Price of such Equity Shares held by non-resident Holder prevailing on any recognised stock exchange in India on the date on which a request for such redemption was made by the non-resident Holder will be considered as cost of acquisition of such Equity Shares.

•	STT will be levied at the time of transfer of Equity Shares as part of the Buyback.

•

Non-resident shareholders can avail themselves of the beneficial provisions of the applicable DTAA entered into by India with relevant shareholder country but subject to fulfilling relevant conditions and submitting/ maintaining necessary documents prescribed under the Income Tax Act.

•	Refer to the India tax implications on sale of Equity Shares above.

Shares Held As Stock-In Trade. If the shares are held as stock-in-trade by any of the eligible shareholders of the Company, then the gains would be characterized as business income and taxable under the head “Profits and Gains from Business or Profession.” In such a case, the provisions of section 46A of the Income Tax Act will not apply.

Resident Shareholders.

a)	For individuals, HUF, AOP, BOI, profits would be taxable at applicable slab rates.

b)	Domestic companies having turnover or gross receipts not exceeding ₹250 crores in the fiscal year 2017-18, profits would be taxable at 25%.

c)	For persons other than stated in (a) and (b) above, profits would be taxable at 30%.

No benefit of indexation by virtue of the period of holding would be available in any case.

Non Resident Shareholders.

a)

Non-resident shareholders can avail beneficial provisions of the applicable DTAA entered into by India with the relevant shareholder country but subject to fulfilling relevant conditions and submitting/maintaining necessary documents prescribed under the Income Tax Act.

b)	Where DTAA provisions are not applicable:

•	For non-resident Individuals, HUF, AOP, BOI, profits would be taxable at applicable slab rates.

•	For foreign companies, profits would be taxed in India at 40%.

•	For other non-resident shareholders, such as foreign firms, profits would be taxed in India at 30%.

In addition to the above, applicable surcharge and health and education cess are leviable. (Please see below for rate of surcharge and cess).

Tax Deduction at Source.

In case of Resident Shareholders. In the absence of any specific provision under the Income Tax Act, the Company is not required to deduct tax on the consideration payable to resident shareholders pursuant to the said Buyback.

In case of Non-resident Shareholders. The primary responsibility to discharge tax is that of the non-resident shareholder if the income is taxable in India. The non-resident shareholder should compute LTCG / STCG (as the case may be) on the buyback of Equity Shares and immediately discharge to the Indian Government the applicable taxes in India, in consultation with their custodians/authorized dealers/tax advisors (as appropriate). Since the Buyback is through the stock exchange, the Company will not be able to withhold any taxes, and thus, the Company believes that the responsibility of withholding/discharge of the taxes due on such gains (if any) is solely on the custodians/authorized dealers/ non-resident shareholder with no recourse to the Company.

It is therefore important that the non-resident shareholder consult their custodians/authorized dealers/tax advisors appropriately and immediately pay taxes in India (either through deduction at source or otherwise). Considering the above, the Company is not responsible for, and responsibility vests completely with the non-resident shareholder to discharge, the tax liability in India on the buyback of Equity Shares. In the event the Indian Government was to charge the Company for any taxes arising from the Buyback, the non-resident shareholder will fully indemnify the Company for any tax (including interest) demands on the buyback of Equity Shares. Non-resident shareholders also undertake to provide the Company, on demand, the relevant details in respect of taxability / non-taxability of the proceeds arising on buyback of Equity Shares, copies of tax returns filed in India, evidence of the tax paid, etc.

Tax Slabs. The applicable tax slabs are as follows:

Taxpayer type	Maximum amount not chargeable to tax
Resident individuals who is a senior citizen (60 years or more but less than 80 years as on last date of financial year)	₹	300,000
Resident individuals who is a super senior citizen (80 years or more at any time during the financial year)	₹	500,000
In case of any other individual	₹	250,000
In case of HUF, AOP, BOI, Artificial judicial person	₹	250,000

Rebate Under Section 87A for Resident Individuals. A resident Individual is eligible for a rebate of 100% of income tax liability or ₹12,500, whichever is lower.

Rate of Surcharge and Cess5. In addition to the basic tax rate, Surcharge and Health and Education Cess are leviable as follows:

Surcharge.

Taxpayer	Range of total income	Rate
Domestic companies	Exceeds ₹1 crore but does not exceed ₹10 crore	7%
	Exceeds ₹10 crore	12%

Companies other than domestic companies	Exceeds ₹1 crore but does not exceed ₹10 crore	2%
	Exceeds ₹10 crore	5%

Individuals, HUF, AOP, BOI	Exceeds ₹50 Lakhs but does not exceed ₹1 crore	10%
	Exceeds ₹1 crore	15%

Firms, Local Authority	Exceeds ₹1 crore	12%

Cess. Health and education cess at 4% is leviable in all cases.

THE ABOVE NOTE ON TAXATION SETS OUT THE PROVISIONS OF LAW IN A SUMMARY MANNER ONLY AND IS NOT A COMPLETE ANALYSIS OR LISTING OF ALL POTENTIAL TAX CONSEQUENCES OF THE DISPOSAL OF EQUITY SHARES. THIS NOTE IS NEITHER BINDING ON ANY REGULATORS NOR CAN THERE BE ANY ASSURANCE THAT THEY WILL NOT TAKE A POSITION CONTRARY TO THE COMMENTS MENTIONED HEREIN. HENCE, YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISORS FOR THE TAX PROVISIONS APPLICABLE TO YOUR PARTICULAR CIRCUMSTANCES.

Certain Material U.S. Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences that may be relevant with respect to a participation in the Buyback of Equity Shares to U.S. holders (as defined below) (or the exchange of ADSs for Equity Shares and subsequent participation in the Buyback) and is for general information only. For purposes of this discussion, “U.S. holders” are individuals who are citizens or residents of the United States, corporations (or other entities treated as corporations for U.S. federal income tax purposes) created in or under the laws of the United States or any political subdivision thereof or therein, estates, the income of which is subject to U.S. federal income taxation regardless of its source and trusts having a valid election to be treated as U.S. persons in effect under U.S. Treasury Regulations or for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions.

[5]	Tax slabs, rebate, surcharge and cess are updated as per current tax laws (Finance Act, 2019), i.e. applicable for the financial year 2019-20 onwards.

This summary is limited to U.S. holders who hold Equity Shares or ADSs as capital assets. In addition, this summary is limited to U.S. holders who are not residents in India for purposes of the Convention between the Government of the United States of America and the Government of the Republic of India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Treaty”). If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds the Equity Shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding Equity Shares or ADSs should consult its own tax advisor.

This summary does not address any tax considerations arising under the laws of any U.S. state or local or non-U.S. jurisdiction, potential application of the Medicare contribution tax on net investment income, or tax considerations under any U.S. non-income tax laws. In addition, this summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, regulated investment companies, real estate investment trusts, financial institutions, dealers in securities or currencies, tax-exempt entities, persons liable for alternative minimum tax, persons that hold Equity Shares or ADSs as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, persons holding ADSs or Equity Shares through partnerships or other pass-through entities, persons that have a “functional currency” other than the U.S. dollar or holders of 10% or more, by voting power or value, of the shares of the Company. This summary is based on the tax laws of the United States as in effect on the date of this document and on U.S. Treasury Regulations in effect or, in some cases, proposed, as of the date of this document, as well as judicial and administrative interpretations thereof available on or before such date and is based in part on the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PARTICIPATING IN THE BUYBACK.

Ownership of ADSs. For U.S. federal income tax purposes, Holders generally will be treated as the owners of Equity Shares represented by such ADSs. Accordingly, the conversion of ADSs into Equity Shares to participate in the Buyback generally will not be subject to U.S. federal income tax.

Tax Treatment of Buyback. An exchange of Equity Shares for cash by a U.S. holder pursuant to the Buyback will be a taxable transaction for U.S. federal income tax purposes. In such case, depending on the applicable U.S. holder’s particular circumstances, such tendering U.S. holder will be treated either as recognizing gain or loss from the disposition of the Equity Shares or as receiving a distribution from the Company.

Under Section 302 of the Internal Revenue Code, a tendering U.S. holder will recognize gain or loss on the exchange of Equity Shares for cash if the exchange:

•	results in a “complete termination” of the holder’s interest in the Company;

•	results in a “substantially disproportionate” redemption with respect to such U.S. holder; or

•	is “not essentially equivalent to a dividend” with respect to the U.S. holder.

The receipt of cash by a U.S. holder in the exchange of Equity Shares will be deemed to result in a “complete termination” of the holder’s interest in the Company if either (i) all the shares actually and constructively owned by a holder (including shares which he or she has the right to acquire by exercise of an option) are sold pursuant to the Buyback and such holder does not thereafter own any shares of the Company either actually or constructively or (ii) all the shares of Equity Shares actually owned by a holder are sold pursuant to the Buyback, such holder does not actually own any other shares of the Company, and the holder is eligible to waive and effectively waives constructive ownership of shares owned by family members under procedures described in Section 302 of the Internal Revenue Code. Any holder intending to waive family attribution for purposes of satisfying the requirement set forth is the preceding subsection (ii) should consult with his or her own tax advisor.

An exchange of Equity Shares for cash generally will be a substantially disproportionate redemption with respect to a U.S. holder if the percentage of the voting stock owned by such U.S. holder immediately after the exchange is less than 80% of the percentage of the voting stock owned by such U.S. holder immediately before the exchange and after the exchange the U.S. holder owns less than 50% of the total combined voting power of all classes of stock entitled to vote. In applying the Section 302 tests, each U.S. holder must take into account Equity Shares and ADSs that such U.S. holder constructively owns under certain attribution rules, pursuant to which a U.S. holder will be treated as owning any Equity Shares and ADSs owned by certain family members (which family attribution, in certain circumstances, may be waived) and related entities, and Equity Shares and ADSs that the U.S. holder has the right to acquire by exercise of an option. Each U.S. holder is expected to consult with its own tax advisor with respect to the application of such attribution rules given such U.S. holder’s particular circumstances.

If an exchange of Equity Shares for cash fails to satisfy the “substantially disproportionate” test, the U.S. holder may nonetheless satisfy the “not essentially equivalent to a dividend” test. An exchange of Equity Shares for cash will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the U.S. holder’s equity interest in the Company given such U.S. holder’s particular facts and circumstances. The Internal Revenue Service (the “IRS”) has indicated in published rulings that a relatively minor reduction of the proportionate equity interest of a U.S. holder whose relative equity interest is minimal and who does not exercise any control over or participate in the management of corporate affairs should be treated as “not essentially equivalent to a dividend.” Each U.S. holder should consult its tax advisors regarding the application of the rules of Section 302 in its particular circumstances. Because the Section 302 tests are applied on a stockholder by stockholder basis, the Buyback may be a sale or exchange for certain U.S. holders and a distribution for others.

Sale or Exchange. Subject to the “passive foreign investment company” (“PFIC”) rules described below, if a U.S. holder is treated as recognizing gain or loss for U.S. federal income tax purposes from the disposition of Equity Shares for cash, such gain or loss will be equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder’s tax basis, determined in U.S. dollars, in the Equity Shares. Gain or loss recognized will be long-term capital gain or loss with respect to Equity Shares held for more than 12 months at the time of the sale or other disposition and any gain recognized generally will be income from sources within the United States for foreign tax credit limitation purposes. Long-term capital gains of non-corporate U.S. holders are generally taxed at preferential rates. Capital gains realized by a U.S. holder upon sale of Equity Shares may be subject to tax in India, including withholding tax. See “Certain Tax Consequences of the Buyback for Non-Resident Shareholders – Indian Taxation.” Due to limitations on foreign tax credits, however, a U.S. holder may not be able to utilize any such taxes as a credit against the U.S. holder’s federal income tax liability. U.S. holders should consult their own tax advisors regarding the tax treatment to them if the Buyback is treated as a sale or exchange.

Distribution. If a U.S. holder is not treated under the Section 302 tests as recognizing gain or loss on an exchange of Equity Shares for cash, such U.S. holder will be treated as having received a distribution from the Company. The gross amount of the distribution will generally be treated as dividend income to the extent made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of the Company. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of the Buyback exceeds the Company’s current and accumulated earnings and profits as determined under U.S. federal income tax principles, such excess will be treated first as a tax-free return of the U.S. holder’s tax basis in the Equity Shares and thereafter as capital gain.

The Company does not intend to calculate its earnings and profits according to U.S. tax accounting principles. Accordingly, notwithstanding the discussion in the preceding paragraphs, if the Buyback is treated as a distribution on the Company’s Equity Shares, such distribution will generally be taxed to you as a dividend for U.S. tax purposes.

Subject to certain conditions and limitations, including the PFIC rules described below, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if the Company is deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes a foreign corporation if (1) its shares are readily tradable on an established securities market in the United States, or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States, including the Treaty. Based on existing guidance, it is not clear whether a dividend on an Equity Share will be treated as a qualified dividend, because the Equity Shares are not themselves listed on a U.S. exchange. However, the Company may be eligible for benefits under the Treaty. A corporation is not a qualified foreign corporation if it is a PFIC in the current taxable year or the prior taxable year (as discussed below).

EACH U.S. HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TREATMENT OF DIVIDENDS AND SUCH HOLDER’S ELIGIBILITY FOR REDUCED RATE OF TAXATION UNDER THE LAW IN EFFECT FOR THE YEAR OF THE DIVIDEND AND WHETHER ANY FOREIGN TAX CREDITS ARE AVAILABLE TO IT IN RESPECT OF INDIAN WITHHOLDING TAX, IF ANY.

Passive Foreign Investment Company. A non-U.S. corporation will be classified as a PFIC for U.S. Federal income tax purposes if either:

•	75% or more of its gross income for the taxable year is passive income; or

•	on average for the taxable year by value, if 50% or more of its assets produce or are held for the production of passive income.

The Company does not believe that it satisfies either of the tests for PFIC status for the fiscal year ended March 31, 2019, and the Company does not expect to satisfy either of the tests for the fiscal year ending March 31, 2020. However, because this determination is made on an annual basis and depends on a variety of factors (including the Company’s market capitalization), no assurance can be given that the Company was not considered a PFIC for the fiscal year ended March 31, 2019, or that the Company will not be considered a PFIC for the current fiscal year and/or future fiscal years. If the Company were to be a PFIC for any taxable year in which a U.S. holder owns Equity Shares or ADSs, U.S. holders would be required to pay an interest charge together with tax calculated at an ordinary income rates on “excess distributions,” as the term is defined in relevant provisions of U.S. tax laws, and on any gain on a sale or other disposition of Equity Shares, unless a U.S. holder makes a “QEF election” or a “mark-to-market” election, as described below. In addition, individual U.S. holders will not be eligible for the reduced rates of dividend taxation described above if the Company is a PFIC for the fiscal year of the dividend payment or the preceding taxable year.

If the Company is a PFIC in any year, so long as the Equity Shares or ADSs are and remain “marketable,” a U.S. holder may be able to avoid the excess distribution rules described above by having made a timely so-called “mark-to-market” election with respect to such U.S. holder’s Equity Shares or ADSs. However, because a mark-to-market election cannot be made for any lower-tier PFICs that the Company may own, a U.S. holder may continue to be subject to the PFIC rules with respect to any indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, including the Company’s subsidiaries. U.S. holders should consult their own tax advisors with respect to making a mark-to-market election and the tax consequences of the Buyback if such an election is in effect.

In addition, if the Company is a PFIC in any year, a U.S. holder might be able to avoid the excess distribution rules described above by making a timely so-called “qualified electing fund,” or QEF, election to be taxed currently on such holder’s pro rata portion of the Company’s income and gain. However, the Company has not provided information necessary for the QEF election, so such election would not have been available to U.S. holders.

In addition, certain information reporting obligations on IRS Form 8621 may apply to U.S. holders if the Company is determined to be a PFIC, including in the year of a sale or disposition.

Backup Withholding Tax and Information Reporting. Any dividends paid, or proceeds on a sale of, Equity Shares to or by a U.S. holder may be subject to U.S. information reporting, and backup withholding, currently at a rate of 24%, may apply unless such holder is an exempt recipient or provides a U.S. taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with any applicable backup withholding requirements. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against the holder’s U.S. federal income tax, provided that the required information is furnished to the Internal Revenue Service.

THE ABOVE SUMMARY IS NOT INTENDED TO BE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO PARTICIPATION IN THE BUYBACK. YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM PARTICIPATION IN THE BUYBACK, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION AND ANY ESTATE, GIFT AND INHERITANCE LAWS.

Limitations on Company, Depositary and Custodian Obligations and Liability to ADS Holders

The Company, the Depositary or the Custodian may refuse to permit an Equity Share Withdrawal until the following conditions have been met:

•	the Holder has paid all taxes, governmental charges, and fees and expenses as required in the Deposit Agreement;

•

the Holder has provided the Depositary with proof satisfactory to it of the identity and the genuineness of any signature and such other information it may deem necessary or proper, including without limitation, information as to citizenship, residence, exchange control approval, and beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the Deposit Agreement and the ADSs, as it may deem necessary or proper; and

•	the Holder has complied with such regulations as the Depositary may establish consistent with the Deposit Agreement.

The Depositary may also suspend an Equity Share Withdrawal, if the register for ADSs or the Equity Shares is closed or if the Company or the Depositary decides it is advisable to do so.

The Deposit Agreement expressly limits the obligations and liability of the Depositary, the Company and their respective agents. Neither the Company nor the Depositary nor any such agent will be liable if:

•

any present or future law, rule, regulation, fiat, order or decree of the United States, the Republic of India or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of the Company’s charter, any act of God, war, terrorism, or other circumstance beyond its control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the Deposit Agreement or the ADSs provide shall be done or performed by the Company, the Depositary or their respective agents;

•	it exercises or fails to exercise discretion given to it under the Deposit Agreement or the ADS;

•	it performs its obligations under the Deposit Agreement and the ADSs without gross negligence or willful misconduct;

•

it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting Equity Shares for withdrawal, any Holder, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

The Depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system.

The Depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the Custodian except to the extent that the Custodian has (i) committed fraud or willful misconduct in the provision of custodial services to the Depositary or (ii) failed to use reasonable care in the provision of custodial services to the Depositary as determined in accordance with the standards prevailing in the jurisdiction in which the Custodian is located.

The Depositary shall be under no obligation to inform Holders or any other holders of an interest in an ADS about the requirements of Indian law, rules or regulations or any changes therein or thereto.

None of the Depositary, the Custodian or the Company shall be liable for the failure by any Holder or beneficial owner to obtain the benefits of credits on the basis of non-U.S. tax paid against such Holder’s or beneficial owner’s income tax liability. The Depositary and the Company shall not incur any liability for any tax consequences that may be incurred by Holders and beneficial owners on account of their ownership of the ADRs or ADSs. The Depositary shall not incur any liability for the content of any information submitted to it by or on behalf of the Company for distribution to the Holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the Deposited Securities, for the validity or worth of the Deposited Securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the Deposit Agreement or for the failure or timeliness of any notice from the Company. Neither the Depositary nor any of its agents shall be liable to Holders or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

Neither the Depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Equity Shares or the ADSs. Neither the Company nor its agents shall be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any Equity Shares or the ADSs, which in the Company’s opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense, including fees and disbursements of counsel and liability, is furnished as often as may be required.

The foregoing is a summary of certain provisions of the Deposit Agreement and does not purport to be a complete summary of the Deposit Agreement and the ADR. Please refer to the Deposit Agreement and the amendments thereto, and the form of ADR which have been filed with the SEC.

Special notice to securityholders in the United States

The Buyback is being made for securities of an Indian company and is subject to the laws of India. It is important for U.S. securities holders to be aware that the Buyback is subject to tender offer laws and regulations in India that are different from those in the U.S. and documents related to the Buyback will be prepared in accordance with Indian format and style, which differs from customary U.S. format and style. Certain of the U.S. federal securities laws apply to the Buyback as there are U.S. holders of Equity Shares and ADSs. The Buyback is being treated in the U.S. as one to which the “Tier I” exemption mentioned in Rule 13e-4(h)(8) under the Securities Exchange Act of 1934, as amended, is applicable.

Documents on Display

The Company is subject to the reporting and other informational requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance therewith, files reports and other information with the SEC, which can be inspected and copied at the public reference facilities maintained by the SEC at:

100 F Street, NE

Washington D.C, 20549

Copies of these materials can also be obtained from the Public Reference Section of the SEC, 100 F Street, NE., Washington D.C, 20549, at prescribed rates.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

If you have any questions regarding an Equity Share Withdrawal or the Buyback, please call the Company at +91-80-2844 0011. Please do not call the Depositary with any questions related to the Buyback or any matter related to opening accounts in India. Registered Holders may, however, contact the Depositary about the procedure related to the cancellation of their ADSs. Those holding ADSs through a bank, broker or other nominee must contact such bank, broker or nominee with any questions they may have related to such cancellation procedures.